SEC 1746 Potential persons who are to respond to the collection of information contained in this form are not required to
 (3-06) respond unless the form displays a currently valid OMB control number.


-------------------------------------
            OMB APPROVAL
-------------------------------------
 OMB Number: 3235-0145
 Expires: February 28, 2009
 Estimated average burden hours
 per response...14.5
-------------------------------------


--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment #1)

                             ASTEA INTERNATIONAL INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04622E 10 9

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Zack B. Bergreen
                            Astea International Inc.
                               240 Gibraltar Road
                                Horsham, PA 19044
                                 (215) 682-2500


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 24, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose \ of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No.           04622E 10 9
                  ----------------


1. NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only)

                                 Zack B. Bergreen
 -------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


   (a) |_|
   (b) |X|

 -------------------------------------------------------------------------------
3. SEC USE ONLY

 -------------------------------------------------------------------------------

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

 -------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 -------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
 -------------------------------------------------------------------------------

                               7. SOLE VOTING POWER

                                   1,976,518 shares (1)
                               -------------------------------------------------

NUMBER OF
 SHARES                       8. SHARED VOTING POWER
BENEFICIALLY
OWNED BY                              0 shares
                               -------------------------------------------------
 EACH
REPORTING
 PERSON                       9. SOLE DISPOSITIVE POWER
 WITH:
                                   1,976,518 shares(1)
                              --------------------------------------------------


                              10.SHARED DISPOSITIVE POWER

                                       0 shares
 -------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,976,518 shares (1)
 -------------------------------------------------------------------------------

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

 -------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45 %(1)

 -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

(1) As described in Item 5 below, includes the following shares of Common Stock held by the Reporting Person: (i) 826,446 shares of Common Stock that are issuable within sixty days upon conversion of 826,446 shares of Series A Convertible Preferred Stock (the "Series A Preferred"); and (ii) 11,250 shares of Common Stock that are issuable upon the exercise of employee stock options.

CUSIP No. 04622E 10
--------------------------------------------------------------------------------

         This Amendment #1 reflects changes to the Schedule 13D filed on October 3, 2008 relating to the convertible preferred stock issued to Mr. Bergreen on September 24, 2008. Each capitalized term used herein and not defined in this Amendment #1 shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

a. As of March 24, 2009, 100% of the convertible preferred stock is convertible into shares of Common Stock. Prior to this date, 40% of the convertible preferred stock was convertible into Common Shares. The Reporting Person may be deemed to beneficially own an aggregate of 1,976,518 shares of Common Stock, or approximately 45% of the Common Stock outstanding as of March 31, 2009, of which 826,446 shares of Common Stock are issuable upon the conversion of 826,446 shares of Series A Preferred and 11,250 shares of Common Stock are issuable upon the exercise of employee stock options. In determining the total shares outstanding, for purposes of calculating the percentage ownership of the reporting person, it was assumed that additional shares of common stock would be issued upon conversion of the preferred stock and the exercise of the vested stock options.

b. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,976,518 shares of the Company's Common Stock, of which 826,446 shares of Common Stock are issuable upon the conversion of 826,446 shares of Series A Preferred and 11,250 shares of Common Stock are issuable upon the conversion of employee stock options. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, 55,803 shares of the Company's Common Stock owned by ANKA Family Limited Partnership, for which the Reporting Person acts as general partner.

c. To the knowledge of the Reporting Person, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment #1 to Schedule 13D.

CUSIP No. 04622E 10
--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 31, 2009

                                        /s/ Zack B. Bergreen
                                        ---------------------------------------
                                        Zack B. Bergreen




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)